Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

July 3, 2014

Mary Cole, Esq.

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.
Comments to Form N-2, Post-Effective Amendment No. 5 Filed April 3, 2014File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) to summarize the changes that were made in the Company’s Post-Effective Amendment No. 6 in response to the staff’s comments to Post-Effective Amendment No. 5. Attached are pages that show how most of the changes discussed with the staff were incorporated.

1.	Post-Effective Amendment No. 6 contains the Company’s financial statements for the period ending March 31, 2014.

2.	The “Source of Distribution” tables used throughout the prospectus and financial statements were revised to use the same terminology that is used in the Statement of Changes in Net Assets included in its financial statements. In particular, the line previously called “Distributions on account of preferred and common equity” was revised to be “Distributions from paid in capital.” See pages 46 and F-20 enclosed herein.

3.

The staff noted that the balance sheet should reflect payables for management fees and incentive fees on separate lines on its balance sheet. As of December 31, 2013 and March 31, 2014, there was no accrual for incentive fees, but there was an accrual for management fees. The designation was changed to reflect only “Management fees payable” on the March 31, 2014 balance sheet (see page G-1 enclosed herein), but not on the December 31, 2013 balance sheet.  In Post-Effective Amendment No. 7, the Company will correct the designation to remove the words “and incentive” on the December 31, 2013 balance sheet.

4.	The staff noted that the balance sheet should reflect any payables to the manager under the administration agreement separately from payables to unrelated third parties on the balance sheet. As of December 31, 2013 and March 31, 2014, there were no payables to manager for administration expenses, and therefore no change was necessary.

Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 3, 2014

5.	The staff requested that the Statement of Cash Flows reflect the amount of interest paid in PIK securities instead of cash. See page F-6 herein.

6.	The staff requested that, for money market investments, the Schedule of Investments should reflect the name of the money market fund and the rate payable on money market balances. See Schedule of Investments, Pages F-7 and 8 enclosed herein.

7.	The staff requested that the Schedule of Investments be amended to reflect the terms of PIK features in the column beside each investment where the coupon rate and maturity date are currently reflected, or use footnotes where the terms cannot be fully shown the limited space available in that column. See Schedule of Investments, Pages F-7 and 8 enclosed herein.

8.	The staff requested that the Company include in a Form 8-K corrective disclosure regarding two Form 8-K’s which used the term “yield” instead of “distribution rate” when describing the distributions that are paid by the Company. The Company included that corrective disclosure in a Form 8-K filed on May 22, 2014. The corrective disclosure was: “In Form 8-K’s filed on November 21, 2013 and February 26, 2014 announcing prior distributions declared by the Board of Directors, the Company erroneously used the term “annualized yield” where the correct terminology should have been “annualized distribution rate,” since some portion of the distributions constituted a return of capital.”

9.	The staff requested that the Company’s disclosure of its investment management agreement with its current manager be amended to clarify that the Company’s agreement to reimburse the current manager organization and offering expenses incurred by the prior manager was subject to the 1.5% limitation on reimbursement of organization and offering expenses. That discussion appears in a number of places in the prospectus and the financial statements. See pages 52, 54, F-12, F-16 and F-17 enclosed herein.

10.	The staff requested that the discussion of the agreements with the prior manager be modified to delete the following sentence: “The expense reimbursement agreement allows the Prior Manager and the Fund to offset the receivable in favor of the Fund created under the expense reimbursement agreement against the contingent payable owed by the Fund to the Prior Manager under the investment advisory agreement, resulting in a net receivable or payable position.” The language was deleted. See revised pages 54 and F-12 enclosed in response to paragraph 8 above.

Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 3, 2014

11.	The staff requested that the Company reevaluate the assumptions underlying its Fees and Expenses analysis. As a result, the Company increased its estimate of annual expenses to $1,000,000, reduced its estimate of the amount of sales of common stock to $30,000, and reduced its estimate of the average level of net assets over the next year. The changes increased the other expenses ratio to 2.1%, and changed the amounts in the 1, 3, 5 and 10 year fees and expenses example to reflect the higher level of “other expenses.” As noted in other correspondence, there was a mistake made in inputting these numbers, such that not all of the changes were entered. By separate letter, the corrected pages have been provided to the staff. The pages prior to the correction are enclosed herein. See pages 13-15.

12.	As noted in other recent correspondence, the current manager recently repaid the receivable assumed from the prior manager in full, and accrued interest on the receivable in June 2014, which will be paid in July.

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS

GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 3, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 3, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer